

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 2, 2008

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

     Re: **Stryker Corporation**
           Form 10-K for the Year Ended December 31, 2006
           File No. 000-09165

Dear Mr. Bergy:

     We have completed our review of your Form 10-K and have no further comments at this time. Please note that our review of your Definitive Proxy Statement filed on March 16, 2007 is still ongoing.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant